SUB ITEM 77C

The shareholders of MFS InterMarket Income Trust I (the Trust), held an annual meeting of shareholders on October 9, 2008. Shareholders represented in person or by proxy voted as follows:

Proposal 2:  To approve an Amended and Restated Declaration of Trust.


Votes For                     Votes Against

5,993,165.772555              318,099.134896


Votes Abstain                 % of Outstanding Shares


183,453.688322                  54.44%



Proposal 3: To amend or remove certain fundamental investment policies of the Trust.


Votes For                      Votes Against

5,818,170.577587              465,382.699670


Votes Abstain                 % of Outstanding Shares


211,165.318516                   89.58%



Proposal 4: To approve a proposal to make non-fundamental an investment policy of the Trust.


Votes For		      Votes Against


5,784,948.722987              472,532.475396


Votes Abstain                 % of Outstanding Shares


237,237.397390                89.07%